SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Calprop Corporation

(Name of Subject Company)

Calprop Corporation
(Name of Person Filing Statement)

Common stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Henry Nierodzik
Chief Accounting Officer
13160 Mindanao Way, Suite 180
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Adam Cohen, Esq.	James R. Walther, Esq.
Reish, Luftman, Reicher &Cohen	Mayer, Brown, Rowe & Maw LLP
11755 Wilshire Boulevard, 10th Floor	350 South Grand Avenue, 25th Floor
Los Angeles, CA 90024	Los Angeles, CA 90071
(310) 478-5831	(213) 229-9500

     This statement is filed in connection with (check the appropriate box):

     a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. ☐ The filing of a registration statement under the Securities Act of 1933.

     c. ☑ A tender offer.

     d. ☐ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation* $1,067,655.55	Amount of Filing Fee ** $125.66

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares, no par value (the “Shares”) of Calprop Corporation (the “Company”) (other than the 8,094,658 Shares owned by Mr. Zaccaglin and affiliates, to be tendered to the Purchaser pursuant to the terms of the tender offer) at a purchase price of $0.65 per Share, net to the seller in cash. As of March 21, 2005, there were 1,642,547 such Shares.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $125.66	Filing Parties: NewCal Corporation, Victor Zaccaglin and John Curci, Sr.

Form or Registration No.: Schedule TO	Date Filed: March 25, 2005

     The filing person is the subject company. This Rule 13e-3 Transaction Statement on the Schedule 13E-3 (the “Statement”), dated March 25, 2005, is filed in connection with the tender offer by NewCal Corporation, a California corporation (the “Purchaser”), to purchase any and all of the outstanding shares of Calprop Common Stock, no par value (the “Shares”), at a purchase price of $0.65 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated March 25, 2005 (the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     Concurrently with the filing of this Schedule 13E-3, Calprop has filed its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). A copy of the Schedule 14D-9 is attached as Exhibit (a)(6) and a copy of the Offer To Purchase is attached as Exhibit (a)(1) to the Schedule TO. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

     Certain sections contained in the Schedule 14D-9 and the Offer To Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Schedule 13E-3 concerning Calprop has been supplied by Calprop and all information regarding the Purchaser has been supplied by the Purchaser.

Item 1. Summary Term Sheet.

     Item 1001

     Name of Issuer and Class of Equity Security

     The information contained in the section of the Offer To Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

     Item 1002

     (a)-(b) The information contained in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

     (c)-(d) The information contained in the section of the Offer To Purchase entitled “The Tender Offer—Price Range of the Calprop Shares; Dividends on the Calprop Shares” is hereby incorporated herein by reference.

     (e) Not applicable

     (f) Not applicable

Item 3. Identity and Background of Filing Person.

     Item 1003

     (a) Calprop is the person filing this Rule 13E-3. The information contained in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is hereby incorporated herein by reference.

     (b) Not applicable.

     (c) Information regarding the business background of the Company’s directors and executive officers is set forth under section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Persons” is hereby incorporated herein by reference.

Item 4. Terms of the Transaction.

     Item 1004

     (a)(1) The information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet” and “The Tender Offer” is hereby incorporated herein by reference

     (a)(2) The information contained in the sections of the Offer To Purchase entitled “Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters” is hereby incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) None.

     (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Item 1005

     (a)(1),(2) The information contained in section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby incorporated herein by reference.

     (b), (c) The information contained in the sections of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is hereby incorporated herein by reference.

     (e) The information contained in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 1006

     (a)-(b) The information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet”, “Introduction” and “Special Factors” is hereby incorporated herein by reference.

     (c)(1)-(8) The information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet”, “Introduction” and “Special Factors” is hereby incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     Item 1013

     (a)-(c) The information set forth in the section of the Schedule 14D-9 entitled “Item 4. Solicitation or Recommendation” is incorporated herein by reference.

     (d) The information contained in the section of the Schedule 14D-9 entitled “Item 4. Solicitation or Recommendation”, and the information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet”, “Introduction” and “Special Factors” is hereby incorporated herein by reference.

Item 8. Fairness of the Transaction.

     Item 1014

     (a),(b),(d),(e) The information contained in the section of the Offer To Purchase entitled “Special Factors” is hereby incorporated herein by reference.

     (c) Not applicable.

     (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     Item 1015

     (a)-(c) The information contained in the sections of Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation”, “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is hereby incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     Item 1007

     Source of Funds

     (a)-(b) The information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet” and “The Tender Offer—Source and Amount of Funds” is hereby incorporated herein by reference.

     (c) The information contained in the section of the Offer To Purchase entitled “The Tender Offer—Fees and Expenses” and in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is hereby incorporated herein by reference.

     (d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

     Item 1008

     (a)-(b) The information contained in the sections of the Schedule 14D-9 entitled “Item 6. Interest in Securities of the Subject Company” is hereby incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

     Item 1012

     (d)-(e) The information contained in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation” is hereby incorporated herein by reference.

Item 13. Financial Statements.

     Item 1010

     (a) The information contained in the section of the Offer To Purchase entitled “The Tender Offer—Certain Information Concerning Calprop” is hereby incorporated herein by reference.

     (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a), (b) Not applicable.

Item 15. Additional Information.

     Item 1011

     (b) Not applicable.

Item 16. Exhibits

     The following are exhibits to this Statement:

Exhibit No.	Description
(a)(1)	Offer To Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(2)	Shareholders Agreement (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(3)	Letter of Transmittal (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(5)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed with the Commission by the Purchaser on March 25, 2005)

(a)(7)	Schedule 14D-9, filed with the Commission on March 25, 2005 (incorporated by reference)

(a)(8)	Letter to Stockholders of Calprop Corporation (incorporated by reference to Exhibit (a)(7) of Schedule TO filed by the Purchaser on March 25, 2005)

(a)(9)	Press Release of Calprop Corporation (incorporated by reference to Exhibit (a)(8) of Schedule TO filed by the Purchaser on March 25, 2005)

(c)	Fairness Opinion of Duff & Phelps LLC (incorporated by reference to Exhibit (c) of Schedule TO filed by the Purchaser on March 25, 2005)

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California (incorporated by reference to Exhibit (f) of Schedule TO) filed by the Purchaser on March 25, 2005)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Calprop Corporation

By:	/s/ Henry Nierodzik
Henry Nierodzik
Chief Accounting Officer

DATED: March 25, 2005